Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES FILES UPDATED TECHNICAL REPORT
FOR ISLAND GOLD MINE PROPERTY

MONTREAL, Quebec, Canada, April 1, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), announces that an updated National Instrument 43-101 technical report has been filed for the Corporation’s Island Gold Mine Property, which encompasses the producing Island Gold Mine and the Island Gold Deep resource located directly below. The Island Gold Mine Property contained estimated Proven and Probable Reserves of 143,506 gold ounces (733,347 tonnes grading 6.09 g/t Au), Measured and Indicated resources of 233,330 ounces of gold (739,700 tonnes grading 9.81 g/t Au) and Inferred resources of 1,037,327 ounces of gold (3.6 million tonnes grading 9.07 g/t Au) as of December 31, 2013.

ISLAND GOLD PROPERTY RESERVE AND RESOURCE ESTIMATES [1,2]
	Tonnes (metric)	Grade (g/t Au)	Ounces contained

Proven Reserves[4]	251,572	5.95	48,086
Probable Reserves[4]	481,775	6.16	95,419
Total Proven & Probable	733,347	6.09	143,506

Measured Resources	28,087	5.57	5,031
Indicated Resources	255,600	7.23	59,402
Indicated Resources - Deep[5]	456,013	11.52	168,897
Total Measured & Indicated Resources	739,700	9.81	233,330

Inferred Resources	362,858	7.09	82,744
Inferred Resources - Deep[3,5]	3,196,114	9.29	954,583
Total Inferred Resources	3,558,972	9.07	1,037,327
1	Resources presented are exclusive of reserves.
2	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
3	Represents 100% of resources at Island Gold Deep. The Corporation estimates that approximately 90% of the Indicated resource and 56% of the Inferred resource (61% on a consolidated basis) of Island Gold Deep lie within three claims, for which Richmont owns 69%, and a third party owns 31%.
4	Based on a gold price of US$1,225/oz and an exchange rate of CAN$1.06 = US$1.00.
5	Island Gold Deep updated resources established as of January 21, 2014.

About Richmont Mines Inc.

Richmont Mines has produced over 1,400,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine, Monique Mine and the W Zone Mine in Quebec. The Corporation is also advancing the Island Gold Deep project beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT MINES FILES UPDATED TECHNICAL REPORT FOR ISLAND GOLD MINE PROPERTY
April 1, 2014

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The Mineral reserve and resource estimations as of December 31, 2013 were performed by qualified persons as defined by Regulation 43-101 and were supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

For more information, please contact:

Investor Relations: Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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